European authorities give the go-ahead to Schering's Angeliq

Berlin, July 8, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the European Union has positively concluded the Mutual Recognition Procedure for Schering's novel low dose hormone replacement therapy (HRT) product Angeliq(R). After the decision is made, the European member states usually get the official certificate of approval within three months. The rollout of the pan European launch for Angeliq(R) will begin this autumn. Schering received the first European approval for Angeliq(R) in December 2002 in the Netherlands, which served as the reference member state for the Mutual Recognition Procedure (MRP).

"We welcome the broad European registration, which confirms the confidence of the health authorities in Angeliq(R). Not only can Angeliq(R) enhance the quality of life of women suffering from menopause by alleviating symptoms, but it also has unique antialdosterone properties, thereby lessening water retention many women experience," said Professor Guenter Stock, Member of the Executive Board of Schering AG responsible for Research and Development. "It also shows that different progestins have different actions and profiles. Hence Angeliq(R) is a new and different option for women and physicians, who are looking for a low dose and innovative treatment for menopausal symptoms."

Angeliq(R) is a low-dose combination preparation and the only HRT product which combines estradiol with the unique progestin drospirenone, developed by Schering. It is indicated for the treatment of menopausal symptoms and the prevention of osteoporosis in postmenopausal women.

Drospirenone is significantly different from other progestins available in hormone replacement therapy. Drospirenone's pharmacological profile mimics the hormone progesterone, one of the hormones naturally occurring in a woman's body. It inhibits the effect of aldosterone, the adrenal cortical hormone, which regulates the body's sodium and water balance. Hence, drospirenone counteracts water retention that estrogen and many synthetic progestins can cause.


Additional information
Angeliq(R) alleviates such typical menopausal symptoms as hot flashes, excessive sweating, vaginal dryness, nocturia, sleeping difficulties, changes in mood, and the development of osteoporosis. This bleed-free hormone therapy contains drospirenone (2 mg) and estradiol (1 mg) as active ingredients. Each cycle contains 28 tablets, one to be taken every day - without interruption.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:

Media Relations: Kimberly Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng